UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 20, 2024

(Date of Report)

Coyuchi, Inc.

(Exact name of issuer as specified in its charter)

California	68-0263042
(State or other jurisdiction	(I.R.S. Employer
of organization)	Identification Number)

1400 Tennessee Street, Unit 1, San Francisco, California 94107

(Address of principal executive office)

(888) 418-8847

(Issuer’s telephone number, including area code)

Series C Preferred Stock

Common Stock issuable upon conversion of Series C Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 7. Departure of Certain Officers

Effective as of June 14, 2024, Eileen Mockus has resigned from her positions as Chief Executive Officer, President and Director of Coyuchi, Inc. (the “Company”).

Item 9. Other Events

On May 29, 2024, the board of directors of the Company appointed Neil Kee to the position of Chief Financial Officer of the Company. During his 18+ year career, Mr. Kee has held a number of executive roles within the consumer and retail space, including Solly Baby (2021-2023), an infant & juvenile products company, Violet Grey (2019-2021), a beauty and personal care retailer, and Dogeared (2018-2019), a California-based jewelry brand. Early in his career, Mr. Kee was an investment professional at The Riverside Company, a global investment firm, where he made control investments in public and private companies out of the firm’s flagship LBO fund, and an investment banker at Harris Williams & Co., where he focused primarily on consumer and retail M&A transactions. Mr. Kee holds a B.A. from Michigan State University.

For purposes of the Company’s filings with the Securities and Exchange Commission, Neil Kee has assumed the role of principal financial officer and principal executive officer of the Company. Gabriela Bermudez, the Company’s Controller, retains the role of principal accounting officer of the Company.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 20, 2024.

COYUCHI, INC.

By:	/s/ Neil Kee
Neil Kee
Chief Financial Officer